UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Name of the Issuer)

PAGONXT MERCHANT SOLUTIONS, S.L.
GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Names of Person(s) Filing Statement)

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value*
American Depositary Shares (each of which represents two Units)
(Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
(ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

PagoNxt Merchant Solutions, S.L.
Avenida de Cantabria s/n
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid)
Kingdom of Spain
Attention: Anna Maria Werner
Telephone: +34 651 812 704

Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento
Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A
Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil
Attention: Cassio Schmitt, Chief Executive Officer
Telephone: +55 (11) 5184-9002

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Manuel Garciadiaz Michael J. Willisch Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

This statement is filed in connection with (check the appropriate box):

☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ The filing of a registration statement under the Securities Act of 1933.

☒ A tender offer.

☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

*	Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the Nasdaq Global Select Market. Every ADS represents two Units.

Filing Fee Exhibit filed herewith.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (“Amendment No. 2”) amends and supplements the Transaction Statement on Schedule 13E-3 originally filed on October 31, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule 13E-3” or the “Statement”) by PagoNxt Merchant Solutions, S.L., a company organized under the laws of the Kingdom of Spain (the “Purchaser”), and Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento, a company incorporated under the laws of the Federative Republic of Brazil (the “Company” or “Getnet”). The Schedule 13E-3 relates to the offer by Purchaser to acquire, through an all cash tender offer pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated October 31, 2022 (the “U.S. Offer to Purchase”), a copy of which is attached to the Schedule 13E-3 as Exhibit (a)(1)(i), and the related Share Letter of Transmittal, Unit Letter of Transmittal and ADS Letter of Transmittal (each as defined in the U.S. Offer to Purchase, and collectively, “Letters of Transmittal”), copies of which are attached to the Schedule 13E-3 as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv), respectively (which, as amended or supplemented from time to time, together constitute the “U.S. Offer”), in addition to a concurrent separate all cash tender offer on equivalent terms in Brazil (the “Brazilian Offer,” and together with the U.S. Offer, the “Offers”) pursuant to other offering documents published in Brazil, up to any and all of the outstanding (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of the Company, traded on B3 S.A. - Brasil, Bolsa, Balcão, excluding those Shares and/or Units held, directly or indirectly, by Purchaser and its affiliates, and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), traded on the Nasdaq Global Select Market, excluding those ADSs held, directly or indirectly, by Purchaser and its affiliates, at a price per Security equal to the U.S. dollar equivalent of R$2.36 per Common Share, R$2.36 per Preferred Share, R$4.72 per Unit and R$9.44 per ADS, in each case payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the settlement date of the U.S. Offer, to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offers were announced and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022 and paid on June 27, 2022, which will not be deducted from the offered price). The U.S. Offer commenced on October 31, 2022.

The information contained in the U.S. Offer to Purchase, as well as the tender offer statement on Schedule TO filed by Purchaser with the SEC on October 31, 2022 (as amended or supplemented from time to time and together with any schedules, exhibits and annexes attached thereto, the “Schedule TO”) and in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on November 14, 2022 (as amended or supplemented from time to time and together with any schedules, exhibits and annexes attached thereto, the “Schedule 14D-9”) is incorporated by reference herein and, except as described below, the responses to each item in the Statement are qualified in their entirety by the information contained in the U.S. Offer to Purchase, the Schedule TO and the Schedule 14D-9. The cross-references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the U.S. Offer to Purchase, the Schedule TO and the Schedule 14D-9 of the information required to be included in response to the respective items of the Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Amendment No. 2 to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Amendment No. 2 concerning each filing person has been supplied by such filing person.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule 13E-3, including all exhibits, schedules and annexes thereto, remains unchanged and is incorporated herein by reference in response to all items to the items in this Amendment No. 2. This Amendment No. 2 should be read together with the Schedule 13E-3. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 13E-3 and heading references herein refer to the Schedule 13E-3.

ITEM 15. OTHER INFORMATION

Item 15(c) is hereby supplemented as follows:

(c) Other Material Information

At 5:00 p.m. New York City time (7:00 p.m. São Paulo time) on November 30, 2022, the initial offering period for the U.S. Offer expired as scheduled. As of the Expiration Time, according to information provided by The Bank of New York Mellon, as Tender Agent in the U.S. Offer, a total of 17,356,240 ADSs, representing in the aggregate approximately 10.98% of the Company’s outstanding ADSs and approximately 93.30% of the ADSs not held by Purchaser, any directors or officers of the Company, or any affiliates of Purchaser were validly tendered into and not validly withdrawn from the U.S. Offer. According to information provided by the Tender Agent, as of the Expiration Time, the ADSs tendered in the U.S. Offer represent in the aggregate, on a per Share basis, approximately 3.72% of the Company’s outstanding share capital and approximately 36.94% of the Shares not held by Purchaser, any directors or officers of the Company, or any affiliates of Purchaser. No Shares or Units were tendered in the U.S. Offer. In addition, at 1:00 p.m. New York City time (3:00 p.m. São Paulo time) on December 1, 2022, the Auction was held on the B3 as part of the concurrent Brazilian Offer. At the Auction, according to information provided by the B3, a total of 1,071,982 Common Shares, 2,754,680 Preferred Shares and 10,105,105 Units, representing in the aggregate, on a per Share basis, approximately 1.29% of the Company’s outstanding share capital and approximately 12.79% of the Shares not held by Purchaser, any directors or officers of the Company, or any affiliates of Purchaser, were validly tendered into and not validly withdrawn from the Brazilian Offer. As a result, according to information provided by the Tender Agent and the B3, a total of 1,071,982 Common Shares, 2,754,680 Preferred Shares, 10,105,105 Units and 17,356,240 ADSs representing in the aggregate, on a per Share basis, approximately 5.01% of the Company’s outstanding share capital and approximately 49.73% of the Shares not held by Purchaser, any directors or officers of the Company, or any affiliates of Purchaser, were validly tendered into and not validly withdrawn from the Offers.

Approximately 66.96% of the total number of Unaffiliated Securities, on a per Share basis, held by Consenting Shareholders and Dissenting Shareholders were validly tendered into and not validly withdrawn from in the Offers or the holders of such Securities expressed their agreement with the deregistration of the Company as a publicly-held company in Brazil with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”). As a result, all conditions to the U.S. Offer having been satisfied, Purchaser accepted for payment, and expects to pay for, all Securities validly tendered into and not validly withdrawn from pursuant to the U.S. Offer in the initial offering period. Purchaser’s shareholding in the Company will increase to 1,771,207,189 Shares representing approximately 94.88% of the Company’s outstanding share capital.

In accordance with the terms of the U.S. Offer, Purchaser expects to pay for the Securities tendered and accepted for payment as part of the U.S. Offer on December 5, 2022. The price per Security in Brazilian reais will be converted to U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on December 2, 2022, the business day prior to the settlement date of the U.S. Offer.

Subsequent Offering Periods

Following the conclusion of the Offers, Consenting Shareholders tendered or held Securities that amounted, collectively, to approximately 66.96% of the total number of outstanding Securities collectively held by the Consenting Shareholders and Dissenting Shareholders (on a per Share basis). As a result, as described in “The U.S. Offer—Item 1. Terms of the U.S. Offer—Subsequent U.S. Offering Period” in the U.S. Offer to Purchase, and as required under Brazilian law and in compliance with the procedures provided for under CVM Resolution No. 85/2022, Purchaser is commencing a subsequent offering period for the U.S. Offer, pursuant to Rule 14d-11 under the Exchange Act (the “U.S. Subsequent Offering Period”) which will expire at 5:00 p.m. New York City time (7:00 p.m. São Paulo time) on March 2, 2023. Purchaser will also commence a concurrent separate subsequent offering period on equivalent terms in Brazil (the “Brazilian Subsequent Offering Period”).

The U.S. Subsequent Offering Period relates only to the U.S. Offer and is available only to holders of Shares and Units that are residents of, or located in, the United States, and to all holders of ADSs, wherever located.

During the U.S. Subsequent Offering Period, all holders of Securities eligible to be tendered in the U.S. Offer that were not acquired during the initial offering period of the U.S. Offer will have a right to tender such Securities to Purchaser until 5:00 p.m. New York City time (7:00 p.m. São Paulo time) on March 2, 2023, for the same cash consideration per Security (in Brazilian reais, but payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the applicable settlement date) that they would have received during the initial offering period in respect of their Securities, as adjusted by the SELIC rate, the Brazilian base interest rate, until the date of effective payment. Purchaser expects to pay for all validly tendered and not validly withdrawn Securities during the U.S. Subsequent Offering Period in up to 15 calendar days from the date on which the relevant Securities are tendered.

The U.S. Subsequent Offering Period will expire at 5:00 p.m., New York City time, on March 2, 2023, unless extended. Securities tendered into the U.S. Offer during the U.S. Subsequent Offering Period may be withdrawn at any time prior to 5:00 p.m. New York City time, on the date of the tender of such Securities. In addition, no Securities validly tendered during the initial offering period of the U.S. Offer may be withdrawn during the U.S. Subsequent Offering Period. Holders of Securities desiring to tender Securities during the U.S. Subsequent Offering Period should use the same documents that they used or would have used to tender their Securities in the initial offering period of the U.S. Offer.

The Brazilian Subsequent Offering Period will expire at 7:00 p.m. São Paulo time on March 2, 2023. ADSs may not be tendered in the Brazilian Offer. Separate offering documents relating to the Brazilian Subsequent Offering Period are being published in Brazil.

The Company issued a material fact announcing the expiration and results of the Offers and the commencement of the U.S. Subsequent Offering Period and Brazilian Subsequent Offering Period. The full text of the material fact is attached as Exhibit (a)(5)(xv) to the Schedule 13E-3 and is incorporated herein by reference. Purchaser issued a press release announcing the expiration and results of the Offers and the commencement of the U.S. Subsequent Offering Period and Brazilian Subsequent Offering Period. The full text of the press release is attached as Exhibit (a)(5)(xvi) to the Schedule 13E-3 and is incorporated herein by reference.

ITEM 16. EXHIBITS.

Item 16 of the Schedule 13E-3 is hereby supplemented to include the following:

Exhibit No.	Description
(a)(1)(ix)	Amendment No. 1 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on December 1, 2022).
(a)(2)(ii)	Amendment No. 1 to Schedule 14D-9 (incorporated by reference to the Schedule 14D-9/A filed by the Company on December 1, 2022).
(a)(5)(xv)

Material Fact issued by the Company on December 1, 2022, announcing the results of the Offers and the commencement of subsequent offering periods (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO-T/A filed by Purchaser on December 1, 2022).

(a)(5)(xvi)	Press Release by Purchaser dated December 1, 2022 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO-T/A filed by Purchaser on December 1, 2022).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 1, 2022	PAGONXT MERCHANT SOLUTIONS, S.L.

	By:	/s/ Ignacio Narvarte Ichazo
		Name:	Ignacio Narvarte Ichazo
		Title:	Deputy Chief Executive Officer

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

By:	/s/ Cassio Schmitt
	Name:	Cassio Schmitt
	Title:	Chief Executive Officer

By:	/s/ André Parize Moraes
	Name:	André Parize Moraes
	Title:	Chief Financial Officer and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 31, 2022 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(ii)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iii)	Form of Unit Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iv)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vii)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(viii)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(ix)	Amendment No. 1 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on December 1, 2022).
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company on November 14, 2022).
(a)(2)(ii)	Amendment No. 1 to Schedule 14D-9 (incorporated by reference to the Schedule 14D-9/A filed by the Company on December 1, 2022).
(a)(5)(i)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 20, 2022).
(a)(5)(ii)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 31, 2022).
(a)(5)(iii)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 28, 2022).
(a)(5)(iv)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to the Schedule 14D-9C filed by the Company on May 20, 2022).
(a)(5)(v)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to the Schedule 14D-9C filed by the Company on May 31, 2022).
(a)(5)(vi)	Call Notice and Manual for Participation in the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento, held on July 8, 2022 (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on May 31, 2022).
(a)(5)(vii)	Minutes of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022 (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on July 11, 2022).
(a)(5)(viii)	Final Synthetic Voting Map of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022 (incorporated by reference to Item 2 the Schedule 14D-9C filed by the Company on July 11, 2022).
(a)(5)(ix)	Material Fact issued by the Company regarding the appraisal report by KPMG Auditores Independentes Ltda., dated (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on July 18, 2022).

Exhibit No.	Description
(a)(5)(x)	Notice to the Market issued by the Company regarding changes in the Company’s senior management (incorporated by reference to the Current Report on Form 6-K furnished by the Company on September 21, 2022).
(a)(5)(xi)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to the Current Report on Form 6-K furnished by the Company on October 27, 2022).
(a)(5)(xii)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to the Schedule 14D-9C filed by the Company on October 28, 2022).
(a)(5)(xiii)	Free translation to English of the minutes of the meeting of the board of directors of the Company to resolve on the Offers held on November 11, 2022 (incorporated by reference to Exhibit (a)(5)(x) to the Schedule 14D-9 filed by the Company on November 14, 2022).
(a)(5)(xiv)	Material Fact issued by the Company with respect to the meeting of the board of directors of the Company to resolve on the Offers, issued on November 11, 2022 (incorporated by reference to Exhibit (a)(5)(xi) to the Schedule 14D-9 filed by the Company on November 14, 2022).
(a)(5)(xv)	Material Fact issued by the Company on December 1, 2022, announcing the results of the Offers and the commencement of subsequent offering periods (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO-T/A filed by Purchaser on December 1, 2022).
(a)(5)(xvi)	Press Release by Purchaser dated December 1, 2022 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO-T/A filed by Purchaser on December 1, 2022).
(b)	Not applicable.
(c)(1)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to Annex I to the Schedule 14D-9 filed by the Company on November 14, 2022).
(c)(2)	Fairness opinion by BR Partners Assessoria Financeira Ltda. dated November 10, 2022 (incorporated by reference to Annex II to the Schedule 14D-9 filed by the Company on November 14, 2022).
(d)	Not applicable.
(e)(i)	Partnership Agreement between Getnet and Banco Santander (Brasil) S.A. (English translation) (incorporated herein by reference to Exhibit 4.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-40818) filed with the SEC on March 10, 2022).
(f)	Not applicable.
(g)	Not applicable.
107	Filing Fee Exhibit.*

*Filed herewith.